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Nastech Pharmaceutical Company Inc.
3830 Monte Villa Parkway
Bothell, WA   98021


May 18, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation finance, Mail Stop 6010
100 F Street NE
Washington, DC   20549

Re:     Nastech Pharmaceutical Company Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2006
        File No. 000-13789

Dear Mr. Rosenberg:

Nastech Pharmaceutical Company Inc. hereby acknowledges receipt of your letter dated May 10, 2007 which includes comments by the Staff of the Securities and Exchange Commission concerning our form 10-K for the fiscal year ended December 31, 2006. We have begun the process necessary to furnish the Staff with a response to its comments, including discussions with our independent accountants and outside counsel.

Following a conversation today with Mr. Frank Wyman, the Staff Accountant identified in your letter, we write to inform the Commission that we expect to furnish to the Commission our response to the Staff's comments on or before Friday June 15, 2007. Of course, if you have any questions regarding this letter, kindly contact the undersigned at (425) 908-3614, or Bruce York, our Chief Accounting Officer, at (425) 908-3698. Thank you for your time and attention.



Very truly yours,

/s/ Philip C. Ranker

Philip C. Ranker
Chief Financial Officer

CC:   Mr. Brent Johnson, KPMG - Seattle
      Mr. Ed Normandin, Pryor Cashman LLP - New York